

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 20, 2019

VIA E-MAIL

Stephen LaChine
Stradley Ronon Stevens & Young, LLP
191 N. Wacker Drive, Suite 1601
Chicago, IL 60606

Re: Nuveen Municipal High Yield & Special Situations Fund
        (File Nos. 333-231722; 811-23445)

Dear Mr. LaChine:

On May 23, 2019, you filed an initial registration statement on Form N-2 on behalf of the Nuveen Municipal High Yield & Special Situations Fund (the "Fund"). We understand the Fund, a closed-end management investment company registered under the Investment Company Act of 1940 ("1940 Act"), will operate as an interval fund, conducting quarterly repurchase offers, shares of which will not be listed on a national securities exchange.

Our comments are set forth below. Where a comment is made with regard to the disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.[1]

General

1.   We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

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[1] Capitalized terms have the same meaning as in the registration statements unless otherwise indicated.

3.   Is a party other than the Fund's sponsor or one of its affiliates providing the Fund's initial (seed) capital? If yes, please supplementally identify the party providing the seed capital and describe its relationship with the Fund.

4.   Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to any underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

PROSPECTUS

Cover Page

5.   The name of the Fund, Nuveen Municipal High Yield & Special Situations Fund, suggests a significant investment in special situation municipal securities, and the prospectus does state that the Fund may invest up to 60% of its Managed Assets in special situations municipal securities. However, page 3 of the prospectus summary states that "over time" a substantial portion of the Fund's portfolio may be invested in special situations municipal securities, but that this amount may "fluctuate significantly" according to the availability of attractive special situations municipal securities opportunities. Moreover, page 9 of the prospectus summary explains that the availability of special situations municipal securities that present attractive investment opportunities "has historically been sporadic and may in the future be rare or at times non-existent," and that the portion of the Fund's assets invested in special situations municipal securities could be "low."

To avoid the Fund's name being materially deceptive or misleading, please disclose the minimum percentage in which the Fund will invest in special situation municipal securities. *See* Rule 35d-1 under the 1940 Act.

6.   When discussing the Funds' investment strategies and policies, please state that the Fund will invest at least 20% of its Managed Assets in municipal securities that, at the time of investment, are rated BBB/Baa or higher or are unrated but judged to be of comparable quality by Nuveen Asset Management, and may invest up to 20% of its Managed Assets in municipal securities, the income from which is subject to regular U.S. federal income taxes. Further, please refer to below investment grade securities as "junk bonds" the first time they are referenced.

7.   In the leverage discussion, please disclose that the management fee is based on a percentage of Managed Assets, which include the assets acquired from the Funds' use of leverage, and therefore the adviser and sub-adviser may have a conflict of interest in determining whether to use or increase leverage.

8.   Please revise the Repurchase Offers discussion to more fully comply with Guide 10 to Form N-2. In particular, Guide 10 states that in response to Item 1.1.b, the prospectus cover page should specify the intervals between deadlines for repurchase requests, pricing, and repayment and, if applicable, the anticipated timing of the registrant's initial repurchase offer (which, under Rule 23c-3, must occur no later than two periodic intervals after the effective date of the registration statement). The Guide further states that this disclosure should include a cross-reference to those sections of the prospectus that discuss the risks relating to the Fund's repurchase policies.

9.   Please expand the penultimate paragraph to more fully comply with the notice requirements set forth in Rule 30e-3 under the 1940 Act (*e.g.*, explain that a shareholder can at any time elect to receive print reports in the future, and provide instructions describing how a shareholder may make that election).

Prospectus Summary – The Offering, page 1

10.   The prospectus states that the Fund will pay all organizational expenses and offering costs of the Fund. Please indicate in the disclosure that these expenses will be borne indirectly by shareholders.

Prospectus Summary – Periodic Repurchase Offers; Unlisted Shares, page 1

11.   The Fund may, in the future, charge a repurchase fee of up to 2.00%. Please clarify in the disclosure that the fee would be calculated as a percentage of the amount redeemed. Please also disclose that the fee would only be charged on shares repurchased within one year of purchase, as indicated in the Summary of Fund Expenses.

      Please also explain supplementally if the Fund has a plan for when it will start charging a repurchase fee. If so, provisions that may allow an investor to avoid the repurchase fee, and any other pertinent information about the repurchase fee that may be relevant to investors, should be disclosed.

Prospectus Summary – Who May Want to Invest, page 2

12.   When describing what may make the Fund appropriate for investors, please indicate that the special situations municipal securities are primarily high yielding, low-to-medium quality securities.

Prospectus Summary – Fund Strategies, page 2

13.   Please rewrite the third sentence of the paragraph in accordance with plain English principles, particularly with respect to terms such as "complexity risk premiums," "work-out expertise," and "rate covenants, reserve funds and other security structure enhancements." *See* Rule 421(d) under the Securities Act of 1933, as amended (the "1933 Act"). Further, please better explain in plain English how the Fund's "interval" structure

enhances the subadviser's opportunity to realize the long-term value of special situation municipal securities, as noted in the fourth sentence.

Prospectus Summary – Investment Policies, pages 4-5

14.   The Fund will invest at least 65% of its Assets in municipal securities that are rated BBB/Baa *or lower*. The Fund also will invest at least 20% of its Managed Assets in municipal securities that are rated BBB/Baa *or higher*. To avoid investor confusion, please revise the latter sentence to more clearly explain that the Fund will invest at least 20% of its Managed Assets in municipal securities that are rated investment grade (*i.e.*, rated BBB/Baa or higher). Further, please disclose to what extent the Fund may invest in securities that are rated below investment grade. Please make corresponding changes elsewhere in the prospectus, including on the cover page.

Prospectus Summary – Special Risk Considerations, pages 7-14

15.   Please provide the principal risk disclosure in order of relevance regarding how the Fund invests (*e.g.*, risks relating to investments in municipal securities should be prioritized over investment and market risk). *See* Dalia Blass Keynote Address - ICI Securities Law Developments Conference on Oct. 25, 2018, https://www.sec.gov/news/speech/speech-blass-102518.

16.   Please disclose the risks associated with investing in directly originated securities.

17.   Please update the cross-reference "Security Level Risks" to "Portfolio Level Risks" throughout the prospectus.

18.   When discussing Repurchase Offers Risk, please discuss the potential tax consequences to investors and the Fund of share repurchases and related portfolio security sales, as well as the effect that share repurchase offers and related financings might have on expense ratios and on portfolio turnover. Further, if the Fund intends to incur debt to finance a share repurchase, the Fund should disclose the maximum amount of debt that may be incurred for that purpose, the restrictions imposed by the 1940 Act and by Rule 23c-3 on leverage, the attendant risks of leveraging, and the extent to which the financing costs of borrowing may be borne by shareholders who do not tender. *See* Guidelines to Form N-2, Guide 10.

19.   Please expand the discussion on Derivatives Risk, Including the Risk of Swaps, to address all of the derivative instruments in which the Fund may principally invest (*e.g.*, financial futures contracts, options on financial futures, and options on swap contracts).

20.   The prospectus discloses the risks associated with investing in tobacco settlement bonds, but there is no stated investment policy for the Fund to invest in such instruments. Please remove this risk disclosure or, alternatively, please revise the prospectus to disclose the Fund's investment policies regarding tobacco settlement bonds.

21.   Please update the Recent Market Conditions risk disclosure (*e.g.*, the Federal Reserve's end to quantitative easing, ongoing support of financial markets by the United States government and the Federal Reserve, etc.).

22.   Please provide risk disclosure on how the transition from the London Interbank Offered Rate ("LIBOR") could affect the Fund's investments. For example, will the Fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR is no longer published? If so, how will the transition from LIBOR affect the liquidity of those investments? Further, please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Summary of Fund Expenses, page 15

23.   The shareholder transaction expense section of the fee table includes the caption Repurchase Fee on Shares Repurchased Within One Year of Purchase, with the corresponding amount of the charge shown as "none." Footnote (1) to the table explains that while the Fund does not currently intend to charge the fee, the Fund may charge a repurchase fee of up to 2.00%. As the Fund may charge up to the maximum repurchase fee at any time, the 2.00% maximum fee should be shown in the shareholder transaction expense section of the table.

24.   We note the Fund may invest in securities of other investment companies, including exchange-traded funds. Please confirm that the Fund does not expect to incur more than 1 basis point in acquired fund fees and expenses and that any such fees up to that amount will be included in other expenses, or revise the fee table to include as a separate line item the Fund's expected acquired fund fees and expenses. See Instruction 10.a. to Item 3 of Form N-2.

25.   Please confirm that the Fund does not intend to borrow or issue debt securities in the 12 months following effectiveness of the registration statement.

The Fund's Investments – Investment Policies, pages 18-19

26.   Please describe any criteria as to maturity or duration that the Fund might use with respect to its investments in municipal securities, including special situations municipal securities.

27.   The last paragraph states that during a Repurchase Offer Period, the Fund may depart from its principal investment strategies and invest up to 100% of its net assets in cash equivalents, U.S. government securities, and other high quality short-term debt securities. Please disclose how the Fund will do so, and meet the requirements of Rule 23c-3(b)(10), in light of the illiquid nature of certain of the Fund's investments.

    Further, Rule 23c-3(b)(10) states that from the time a fund notifies shareholders of a repurchase offer until the *repurchase pricing date*, the fund must invest at least 100% of the repurchase offer amount in assets that can be sold or disposed of within the specified period prescribed in the rule (emphasis added). Please reconcile this with the Fund's intention of investing in liquid securities only until the Repurchase Request Deadline, which occurs before the Repurchase Pricing Date.

Portfolio Composition and Other Information – Municipal Securities, pages 20-22

28. The municipal securities in which the Fund will invest are generally issued by states, cities, and local authorities and certain possessions and territories of the United States, such as Puerto Rico and Guam. If the Fund will have significant exposure to Puerto Rico debt, then please disclose the principal risks associated with such investments. *See* IM Guidance Update 2016-02, Fund Disclosure Reflecting Risks Related to Current Market Conditions, http://www.sec.gov/investment/im-guidance-2016-02.pdf.

Portfolio Composition and Other Information – Derivatives – Risks Associated with Swap Transactions, page 25

29. Please define "economic leverage."

Portfolio Composition and Other Information – Portfolio Turnover, page 27

30. The Fund may engage in active and frequent trading. When describing the Fund's investment policies in the prospectus, please add disclosure regarding the Fund's active and frequent trading strategy, and provide corresponding risk disclosure.

Leverage, pages 28-30

31. The third paragraph on page 29 states that "senior securities representing indebtedness" include other derivative investments or transactions to the extent the Fund has not fully covered, segregated, or earmarked cash or liquid assets having a *market value* at least equal to its future obligation under such instruments. Please revise this statement as coverage requirements can vary (*e.g.*, notional value rather than market value) depending on the derivative instrument.

Risks – Portfolio Level Risks – Tax Risk, page 36

32. Please reconcile the Tax Risk discussion in the summary, which addresses the risks relating to changes in tax rates and rules when investing in municipal securities as well as the suitability of the Fund for tax exempt or tax-deferred accounts and for investors subject to the federal alternative minimum tax, with the Tax Risk discussion on page 36, which only discusses the more general risks relating to all regulated investment companies.

Conversion to Open-End Fund, page 54

33. The prospectus states that the Fund's Board of Trustees may consider submitting a proposal to shareholders to convert the Fund to an open-end investment company. Accordingly,

please disclose in the prospectus: (a) the risks relating to conversion to an open-end fund, such as changes in the Fund's portfolio management and the ability of the Fund to meet its investment objective or use investment policies and techniques that are more appropriate for a closed-end fund than one subject to constant demands for redemption and inflows of cash; (b) whether the Fund may charge sales or redemption fees upon conversion; (c) whether redemptions would be made in cash or with portfolio securities; and (d) if the Fund, after conversion, were to retain the ability to make in-kind redemptions, the costs and risks to shareholders relating to such redemptions. *See* Guidelines to Form N-2, Guide 4.

Plan of Distribution, page 58

34. In the second paragraph, please briefly describe the "various conditions" required for a best efforts distribution.

Distributor, Custodian and Transfer Agent, page 64

35. Please provide the principal business address of the Fund's custodian and transfer agent. *See* Item 9.1.e of Form N-2.

STATEMENT OF ADDITIONAL INFORMATION

Investment Objective and Policies – Portfolio Contents, pages 2-3

36. Please define "effective leverage" in the second paragraph.

Investment Objective and Policies – Other Policies, page 5

37. Please revise the statement in the third paragraph regarding the Fund's policy of investing at least 80% of its Assets in securities that are rated below investment grade to more accurately reflect the Fund's policy of investing at least 65% of its Assets in low- to medium-quality municipal securities that, at the time of investment, are rated BBB/Baa or lower or are unrated but judged by Nuveen Asset Management to be of comparable quality.

Investment Restrictions, pages 8-10

38. When describing the Fund's fundamental policies, please include the Fund's policy of investing at least 80% of its Assets in municipal securities and other related investments, the income from which is exempt from regular U.S. federal income tax.

39. The Fund is non-diversified. Accordingly, please remove the eighth investment restriction on page 8, which states that with respect to 75% of the value of the Fund's total assets, the Fund may not purchase any securities, if as a result more than 5% of the Fund's total assets would then be invested in securities of a single issuer or if as a result the Fund would hold more than 10% of the outstanding voting securities of any single issuer.

40.   Page 9 of the SAI states that for the purpose of applying the Fund's concentration policy, such policy will apply to municipal securities if the payment of principal and interest for such securities is derived *solely* from a specific project (emphasis added). Please revise this statement to make clear that the Fund will include in its concentration policy municipal securities backed *principally* from the assets and revenues of non-governmental users.

41.   When discussing the Fund's fundamental policies regarding its repurchase offers, please describe any circumstances in which the Fund may postpone or fail to make a repurchase offer. *See* Guidelines to Form N-2, Guide 10.

Portfolio Composition and Other Information – Municipal Securities, pages 10-11

42.   In the first paragraph, please define "financial leverage."

Portfolio Composition and Other Information – Hedging Strategies and Other uses of Derivatives – Swap Transactions, page 13

43.   The SAI states that the Fund's obligation under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by assets determined to be liquid by the adviser. As the Fund is not permitted to offset for credit default swaps, please revise the disclosure accordingly. Further, please explain what is meant by "accrued," as the coverage amount should be the full amount of unpaid past and future payment obligations. *See Investment Company Act Release No. 10666 (Apr. 18, 1979).*

Portfolio Composition and Other Information - Other Investment Companies, page 19

44.   The last sentence of the first paragraph states that the Fund will consider the investments of underlying investment companies when determining compliance with its own concentration policy. Please include this disclosure when discussing the Fund's concentration policy in the Investment Restrictions section of the SAI.

PART C

45.   Please provide the undertaking required by Item 34.1. of Form N-2, which states that the Fund will suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

46.   For Item 34.4.d., please include the missing disclosure which corresponds to Item 34.4.d. of Form N-2 ("that, for the purpose of determining liability under the 1933 Act to any purchaser if the Registrant is subject to Rule 430C:").

47.   Please confirm supplementally that the Fund will include as an exhibit to a post-effective amendment filed pursuant to Rule 462(d) under the 1933 Act the final version of any agreement filed as a "form of" exhibit to the registration statement.

                                    *   *   *

        Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

        Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Fund and its underwriter must request acceleration of the effective date of the registration statement.

        In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

        Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at 202-551-8045 or bentzingere@sec.gov.

                                                        Sincerely,

                                                        /s/ Elisabeth Bentzinger

                                                        Elisabeth Bentzinger
                                                        Senior Counsel

cc: William Kotapish
       Sally Samuel